PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67551

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __1/1/2023__ AND ENDING __12/31/2023__
　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **ASCENDANT FINANCIAL PARTNERS, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer　　☐ Security-based swap dealer　　☐ Major security-based swap participant
　☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

317 AUSTRALIAN DRIVE
(No. and Street)

ROTONDA WEST	**FL**	**33947**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

SUSAN WYKA	**3038827311**	SWYKA@ASCENDANTFP.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

OHAB AND COMPANY, PA
(Name – if individual, state last, first, and middle name)

100 E SYBELIA AVENUE SUITE 130	**MAITLAND**	**FL**	**32751**
(Address)	(City)	(State)	(Zip Code)
JULY 28, 2004		**1839**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**





OATH OR AFFIRMATION

I, SUSAN WYKA, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ASCENDANT FINANCIAL PARTNERS, LLC, as of MARCH 11, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Susan Wyka

Title: CEO

PAMELA KOHLENBERG NOTARY PUBLIC STATE OF FLORIDA My Comm. Expires Mar. 30, 2024 Comm. # GG 974501

Notary Public PAMELA KOHLENBERG

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: __________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Ascendant Financial Partners, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Ascendant Financial Partners, LLC as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Ascendant Financial Partners, LLC as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Ascendant Financial Partners, LLC's management. Our responsibility is to express an opinion on Ascendant Financial Partners, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Ascendant Financial Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as Ascendant Financial Partners, LLC's auditor since 2015.

Maitland, Florida

March 8, 2024

ASCENDANT FINANCIAL PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

ASSETS

Cash and cash equivalents	$	15,909
Accounts Receivable		1,500
Prepaid Expenses		4,091
Total assets		21,500

LIABILITIES

Accounts Payable	
Accrued Expense	-
Total Liabilities	-

MEMBER'S EQUITY

COMMITMENTS AND CONTINGENCIES (Notes 3 and 4)

MEMBER'S EQUITY (Note 2)	21,500
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 21,500

The accompanying notes are an integral part of this statement.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization and business

Ascendant Financial Partners, LLC (the "Company"), a Colorado limited liability company, was formed in August 2006 and began operating as a licensed broker-dealer in May 2007. The Company is wholly owned by Ascendant Partners, Inc. (the "Parent"). Ascendant Consulting Partners, LLC ("ACP") is also wholly owned by the Parent. Other than direct broker dealer expenses and an expense sharing allocation between the Company and ACP, all payroll and overhead expenses are incurred by and paid by ACP.

The Company's operations are headquartered in Rotonda West, Florida.

The Company will be economically dependent upon the financial support of its Parent should it fail to achieve profitable operations. The members of the Parent have committed to provide the Company with such financial support, personally or through another appropriate entity so long as the Parent, the Company and affiliates maintain the same relationship.

The Company is a registered broker-dealer subject to the rules and regulations of the Securities and Exchange Commission and the Financial Industry Regulatory Authority, Inc. The Company provides investment banking and advisory services to clients primarily in the renewable energy, food and agribusiness industries. The Company does not hold customer funds or securities.

Revenues for contracts with customers

Revenues from contracts with customers are composed of investment banking fees. Such fees are recognized at the point in time when the Company's performance under the terms of the contractual arrangement is completed, which is over time and at the closing of the transaction. Reimbursed expenses related to these transactions are recorded as revenue and are included in investment banking fees. In certain instances, for advisory contracts, the Company will receive amounts in advance of the deals' closing. In these instances, revenue is recognized over time in which the performance obligations are simultaneously provided by the Company. At December 31, 2023 there were no advances to the Company.

Significant Judgements

Revenue from contracts with customers includes fees from investment banking. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are not

The accompanying notes are an integral part of this statement.

identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

15c3-3 Exemption

The Company, under Rule 15c3-3(k)(3) is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts.

Cash and cash equivalents

For purposes of the statement of cash flows, the Company considers money market funds with original maturities of three months or less to be cash equivalents.

Allowance for doubtful accounts

Accounts receivable consists of amounts due from clients for investment banking services. The Company's management periodically assesses its accounts receivable for collectability and establishes an allowance for doubtful accounts and records bad debt expense when deemed necessary.

Income taxes

Because the Company is a limited liability company, it is not subject to income taxes. Instead, the member is taxed on the Company's taxable income, whether or not distributed. Therefore, these financial statements do not reflect a provision for income taxes.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2014. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2023.

The accompanying notes are an integral part of this statement.

Concentrations

During the year ended December 31, 2023, one client accounted for approximately 100% of the Company's total investment banking and advisory service revenue. As of December 31, 2023, there was one accounts receivable of $1,500.

Credit Losses

The Company follows ASC Topic 326, Financial Instruments-Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g. based on the credit quality of the customer).

The Company had accounts receivable as of December 2022 and 2023 of $12,500 and $1,500 respectively.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 -   NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2023, the Company had a net capital of $15,909 and net capital requirement of $5,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.0. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 -   COMMITMENTS AND RELATED PARTY TRANSACTIONS

Under an expense sharing agreement, the Parent, through ACP, provides substantially all of the general and administrative services to the Company. The Parent allocates expenses on a reasonable allocation basis directly based upon usage by the Company of the Parent's and ACP's property, personnel, rent and other services. These expenses are charged to the Company on a monthly basis and are recorded in the Company's financial statements. For the year ended

The accompanying notes are an integral part of this statement.

December 31, 2023, the Company was charged a total of $18,228 by the Parent under an expense sharing agreement between AFP and ACP and $2,721,394 for management and other services. The amount is determined by the Company's management.

The Company received $10,800 from two registered representatives to cover expenses associated with carrying their licenses for the year ended December 31, 2023, which is included in other income. There were no commissions paid to the registered representatives.

NOTE 4 -   *FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES*

The Company's financial instruments, including cash and cash equivalents and accounts receivable are carried at amounts that approximate fair value due to the short-term nature of those instruments.

NOTE 5 -   *C0MMITMENTS AND CONTINGENCIES*

The Company does not have any commitments or contingencies.

NOTE 6-   *SUBSEQUENT EVENTS*

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosure and/or adjustments.

The accompanying notes are an integral part of this statement.